# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IRADIMED CORPORATION, CIK 0001325618
CUSIP: 46266A109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12705 Ingenuity Drive, Orlando, Florida (FL), 32826
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001613801

## Reporting persons
- Roger E. Susi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 162,950; shared voting power 4,287,500; sole dispositive power 162,950; shared dispositive power 4,287,500; aggregate amount beneficially owned 4,450,450 (34.8% of the class)
  Comment: Rows 5 and 7 represent 162,950 shares of common stock (the "RT Shares"), par value $0.0001 per share ("Common Stock"), of Iradimed Corporation (the "Issuer") held by the Roger E. Susi Revocable Trust ("RT"). Roger E. Susi is the settlor and trustee of RT.
  
  Row 6 and 8 represent 2,062,500 shares of Common Stock (the "MT Shares") held by the Matthew Susi 2008 Dynasty Trust ("MT") and 2,225,000 shares of Common Stock (the "PT Shares") held by the Phillip Susi 2008 Dynasty Trust ("PT"). Roger E. Susi is the settlor for each of MT and PT, which are irrevocable, but for which Roger Susi holds rights as the settlor to substitute the assets of MT and PT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee for each of MT and PT.
  
  Row 9 represents (i) the RT Shares plus (ii) the MT Shares plus (iii) the PT Shares.
  
  Row 11 percentage is calculated based upon 12,783,035 shares of Common Stock outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Form10-Q").
- Roger E. Susi Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 162,950; shared voting power 0; sole dispositive power 162,950; shared dispositive power 0; aggregate amount beneficially owned 162,950 (1.3% of the class)
  Comment: Rows 5, 7, and 9 represent the RT Shares. Roger E. Susi is the settlor and trustee of RT.
  
  Row 11 percentage is calculated based upon 12,783,035 shares of Common Stock outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Form10-Q").
- Matthew Susi 2008 Dynasty Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 2,062,500; shared voting power 0; sole dispositive power 2,062,500; shared dispositive power 0; aggregate amount beneficially owned 2,062,500 (16.1% of the class)
  Comment: Rows 5, 7, and 9 represent the MT Shares. Roger E. Susi is the settlor of MT which is irrevocable, but for which Roger Susi has rights as the settlor to substitute the assets of MT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee of MT.
  
  Row 11 percentage is calculated based upon 12,783,035 shares of Common Stock outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Form10-Q").
- Phillip Susi 2008 Dynasty Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 2,225,000; shared voting power 0; sole dispositive power 2,225,000; shared dispositive power 0; aggregate amount beneficially owned 2,225,000 (17.4% of the class)
  Comment: Rows 5, 7, and 9 represent the PT Shares. Roger E. Susi is the settlor of PT which is irrevocable, but for which Roger Susi has rights as the settlor to substitute the assets of PT in certain circumstances. J. Richard Susi, the brother of Roger Susi, is the trustee of PT.
  
  Row 11 percentage is calculated based upon 12,783,035 shares of Common Stock outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Form10-Q").
- J. Richard Susi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,287,500; sole dispositive power 0; shared dispositive power 4,287,500; aggregate amount beneficially owned 4,287,500 (33.5% of the class)
  Comment: Row 6, 8, and 9 represent (i) the MT Shares plus (ii) the PT Shares.
  
  Row 11 percentage is calculated based upon 12,783,035 shares of Common Stock outstanding of the Issuer as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 1, 2026 (the "Form10-Q").

## Item 1. Issuer
Name of issuer: IRADIMED CORPORATION
Address of issuer's principal executive offices: 12705 Ingenuity Drive, Orlando, Florida, 32826

## Item 2. Person Filing
Name of person filing:
Each of the folowing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:
(i) Roger E. Susi
(ii) Roger E. Susi Revocable Trust ("RT")
(iii) Matthew Susi 2008 Dynasty Trust ("MT")
(iv) Phillip Susi 2008 Dynasty Trust ("PT")
(v) J. Richard Susi
Address of principal business office or, if none, residence: Each Reporting Person's address is c/o Iradimed Corporation, 12705 Ingenuity Drive, Orlando, Florida 32826
Citizenship:
Each of Messrs. Roger E. Susi and J. Richard Susi is a citizen of the United States of America.
RT is a Florida Trust.
MT is a Florida Trust.
PT is a Florida Trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page, calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Calculations are based on 12,783,035 shares of Common Stock outstanding as of April 30, 2026, as set forth in the Issuer's Quarterly Report for the quarterly period ended March 31, 2026 filed with the U.S. Securities Exchange Commission on May 1, 2026.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- Roger E. Susi: /s/ Roger E. Susi, Roger E. Susi (05/14/2026)
- Roger E. Susi Revocable Trust: /s/ Roger E. Susi, Roger E. Susi (05/14/2026)
- Matthew Susi 2008 Dynasty Trust: /s/ J. Richard Susi, J. Richard Susi (05/14/2026)
- Phillip Susi 2008 Dynasty Trust: /s/ J. Richard Susi, J. Richard Susi (05/14/2026)
- J. Richard Susi: /s/ J. Richard Susi, J. Richard Susi (05/14/2026)